                                                                    Exhibit 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of net income or loss plus provision (benefit) for income taxes and fixed charges. "Fixed charges" consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

                                                       Year Ended December 31,                          Six Months
                                    ---------------------------------------------------------------   Ended June 30,
                                       2000          2001         2002         2003         2004           2005
                                    ----------   -----------   -----------   ---------   ----------   --------------
                                                   (In thousands, except for ratios)
Fixed Charges:
  Interest expense................  $    2,400   $     1,976   $     2,965   $     213   $      301   $        1,600

  Portion of rental expense
    deemed to represent interest           126           166           185         195          209              105
                                    ----------   -----------   -----------   ---------   ----------   --------------
  Total fixed charges.............  $    2,526   $     2,142   $     3,150   $     408   $      510   $        1,705
                                    ==========   ===========   ===========   =========   ==========   ==============
Earnings:
  Net income (loss)...............  $  (25,388)  $   (35,228)  $     5,403   $  63,248   $ (204,023)  $      (44,831)

  Provision (benefit) for income
    taxes                                  831           994         2,176     (42,207)      59,092              425
  Fixed charges...................       2,526         2,142         3,150         408          510            1,705
                                    ----------   -----------   -----------   ---------   ----------   --------------
Total earnings (loss) for
  computation of  ratio...........  $  (22,031)  $   (32,092)  $    10,729   $  21,449   $ (144,421)  $      (42,701)
                                    ==========   ===========   ===========   =========   ==========   ==============

Ratio of earnings to fixed
  charges(1)                                --            --           3.4        52.6           --               --

----------
(1) The pretax net loss for the years ended December 31, 2000, 2001 and 2004, and the six months ended June 30, 2005, was not sufficient to cover fixed charges by approximately $24.6 million, $34.2 million, $144.9 million, and $44.4 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.